Exhibit 23.2

Consent of Blick Rothenberg, Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

April 11,2005

The Board of Directors
Radcom Ltd.
Tel Aviv
Israel

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Radcom Ltd. to be filed in April 2005, pertaining to the Radcom Ltd. 2003 Share Option Plan and the Radcom Ltd. International Employee Stock Option Plan, of our report dated January 21st, 2003, relating to the consolidated balance sheets of RADCOM (UK) Limited as of December 31st, 2002 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the year then ended, which report appears in the December 31, 2004 Annual Report on Form 20-F of Radcom Ltd.

/s/ Blick Rothenberg
Firm name
Blick Rothenberg